UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On Thursday, July 16, 2015, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced that it will be reporting its 2015 second quarter results on Wednesday, July 22, 2015. CEMEX will host a conference call and audiocast presentation on this same date at 10:00 a.m. Eastern Time to discuss the results. CEMEX’s live presentation can be accessed at www.cemex.com.

CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), an indirect subsidiary of CEMEX, announced that it will also report its second quarter 2015 results on Wednesday, July 22, 2015 and host a conference call and webcast presentation on this same date at 11:30 a.m. Eastern Time to discuss the results. CLH’s live presentation can be accessed at www.cemexlatam.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	July 16, 2015	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller